

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

May 26, 2003



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 201/2003**

  Subject: Notification of Related Transaction regarding a Computer Program Service Agreement

  Date: May 26, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 26, 2003

Ref No. SSA 201/2003

May 26, 2003

Subject: Notification of Related Transaction regarding a Computer Program Service Agreement

To: President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited ("the Company") would like to inform investors of a Related Transaction regarding a Computer Program Service Agreement as follows;

1. **Date of Transaction**

   May 2003.

2. **Parties Involved and Relationship with Listed Company**
   - **Name of Parties Involved**

     Employer : Shin Satellite Public Co., Ltd.

     Contractor : Shinawatra Information Technology Co., Ltd. (SIT)

   - **Relationship with Listed Company**

     The Company is 51.53% owned by Shin Corporation Public Co., Ltd. and SIT is 99.99% owned by Shin Corporation Public Co., Ltd.

3. **General Characteristics of the Transaction**

   SIT shall provide services regarding a computer system (SAP) to the Company, with total advisory and management fees of Baht 4.50 million per year. The charges are based on comparative rates of other contractors, which have the same characteristics as SIT.

4. **Value of the transaction and terms of payment**
   - Value of the transaction : Baht 4.50 million
   - Terms of payment : monthly payment

5. **Related Transaction and Conditions**

   As the management agreement with Shinawatra Information Technology Co., Ltd. (SIT) has an aggregate value between 0.03 - 3% of the net tangible assets of the Company according to the financial statements for Q1/2003, it is considered a "related transaction" according to the Notification of the Stock Exchange of Thailand concerning rules, procedures, and disclosure of related transactions of listed company. The Audit Committee has reviewed and approved the reasonableness and fairness of the transaction.